FORM 6-K
		   SECURITIES AND EXCHANGE COMMISSION
			 Washington, D.C. 20549


		   Report of Foreign Private Issuer


		  Pursuant to Rule 13a-16 or 15d-16
		of the Securities Exchange Act of 1934

		 For the month of July, 2003
		 		 ------------

		  Commission File Number 1-4620
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		 Crystallex International Corporation
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  	     (Translation of registrant's name into English)

  579 Richmond Street West,# 301, Toronto, Ontario, M5Z 1Y6 Canada
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           (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

		  Form 20-F[x] 		Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
						    -----
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
						    -----
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 			     Yes [ ] No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
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
For Immediate Release						July 9, 2003
RM: 19-03


	    Crystallex Anticipates Financial Restatement

TORONTO, ONTARIO, July 9, 2003 - Crystallex International Corporation
(TSX, AMEX: KRY) announced today that it expects to restate its financial statements for 2000, 2001 and 2002 as soon as the Company and its auditors Deloitte & Touche complete a review of the Company's accounting for forwards and written call options for those years. The Company and Deloitte & Touche are working to quantify the adjustments that will be required to the financial statements for those years.

The Company has advised Canadian and United States securities regulators and relevant stock exchanges of this anticipated restatement. The British
Columbia Securities Commission issued an order to cease trading in the Company's securities pending the filing of the restated financial statements. The Ontario Securities Commission has issued a similar order. The Toronto Stock Exchange and the American Stock Exchange have halted trading in the Company's common shares pending filing of these restated financial statements. The Company intends to file restated financial statements as promptly as possible.

The Toronto Stock Exchange has extended until July 16 its previously announced review of the Company.

About Crystallex: Crystallex International Corporation is a Canadian based gold producer with operations and exploration properties in Venezuela and Uruguay. Crystallex shares are traded on the TSX and AMEX Exchanges. Crystallex is focused on strategic growth in South America. The Company's principle asset is the Las Cristinas property in Venezuela. A Mining Agreement gives Crystallex 100 percent control of the reserves and resources of this project. Crystallex is currently working on the final feasibility study to support its development plans for Las Cristinas.


For Further Information:
Investor Relations Contact: A. Richard Marshall, VP at (800) 738-1577 Visit us on the Internet: http://www.crystallex.com
Email us at: info@crystallex.com



Note: This news release may contain certain "forward-looking statements" within the meaning of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of Crystallex, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed under the heading "Risk Factors" and elsewhere in documents filed from time to time with the Toronto Stock Exchange, the United States Securities and Exchange Commission and other regulatory authorities.

The Toronto Stock Exchange has not reviewed this release and does not accept responsibility for the adequacy or accuracy of this new release.


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	                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

				      Crystallex International Corporation
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						   (Registrant)


Date   July 9, 2003     		     	By    /s/ Daniel R. Ross
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						        (Signature)*

Daniel R. Ross, Executive Vice President and Corporate Counsel

*Print the name and title of the signing officer under his signature